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SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12
CB BANCSHARES, INC.
(Name of Registrant as Specified in Its Charter)
CENTRAL PACIFIC FINANCIAL CORP.
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:
☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED MAY 21, 2003

Dear Fellow CB Bancshares, Inc. Shareholder:

        We, Central Pacific Financial Corp., or CPF, have offered to acquire all of the outstanding shares of the common stock (and associated share purchase rights) of CB Bancshares, Inc., or CBBI. We originally offered $21.00 in cash and 1.8956 shares of CPF common stock in exchange for each share of CBBI common stock, subject to certain conditions, which when adjusted for the effect of the 10% stock dividend CBBI announced on April 29, 2003, resulted in an offer $19.09 in cash and 1.7233 shares of CPF common stock. On May 4, CBBI's board of directors informed us that they had rejected our offer.

        On May 9, 2003, we announced a new and enhanced offer, increasing the cash portion of our original offer. The terms of our new offer include $24.50 in cash and 1.7606 shares of CPF common stock in exchange for each share of CBBI common stock, subject to certain conditions, which when adjusted for the effect of the 10% stock dividend, would result in an offer of $22.27 in cash and 1.6005 shares of CPF common stock. On May 12, 2003, CBBI's board of directors informed us that they had rejected our new offer. If CBBI continues to refuse to negotiate with us, we intend to commence an exchange offer, as it may be amended from time to time, which we refer to as the proposed exchange offer. The detailed terms and conditions of the proposed exchange offer will be set forth in CPF's prospectus, which will be separately mailed to CBBI shareholders in the future.

        Pursuant to Hawaii's Control Share Acquisition statute, CBBI called a special meeting for May 28, 2003 in response to an information statement we submitted to them in connection with our original offer, which we rescinded, revoked and withdrew on May 9, 2003. We asked CBBI to cancel the May 28, 2003 special meeting in order to allow all shareholders adequate time to review proxy materials. They refused.

        We submitted a new information statement to CBBI on May 13, 2003, pursuant to which we are seeking shareholder approval for our acquisition of CBBI common stock by means of our proposed exchange offer or otherwise. As a result, shareholders owning approximately 30% of CBBI common stock have called a special meeting for June 26, 2003, the purpose of which is to allow CBBI shareholders to vote on our proposal to acquire CBBI common stock pursuant to our proposed exchange offer or otherwise, as described in our information statement. This special meeting will be held on Thursday, June 26, 2003, at 11:00 a.m. at the Hilton Hawaiian Village, Honolulu, Hawaii. Proxy materials describing what shareholders will be asked to vote upon at the June 26, 2003 special meeting will be separately mailed to CBBI shareholders in the near future.

        At the May 28, 2003 special meeting, CBBI is asking you to vote against a proposal to approve our aquisition of at least a majority of the outstanding shares of CBBI common stock pursuant to an exchange offer, the terms of which are set forth in Amendment No. 2 to our registration statement on Form S-4, as filed on May 9, 2003, as the same may be amended. This is not the proposal we want you to vote on. As set forth in our new information statement, we want your vote on a proposal to acquire at least a majority and up to 100% of the outstanding shares of CBBI common stock pursuant to our proposed exchange offer or otherwise. CBBI has unilaterally revised the proposal to be voted upon at the May 28, 2003 special meeting and has done so incorrectly.

        CBBI has sent out requests for proxies for the May 28, 2003 special meeting. We urge you to boycott the May 28, 2003 special meeting and to revoke any proxy you may already have given CBBI in order to prevent the presence of a quorum for the May 28 special meeting. A quorum must be present in order for shareholders to transact business at a meeting. We urge you to boycott the meeting on May 28, 2003. Send the board of directors of CBBI a message that you want to consider our proposed control share acquisition at the June 26, 2003 special meeting.

        DO NOT SIGN ANY PROXIES FOR THE MAY 28, 2003 SPECIAL MEETING, INCLUDING THE WHITE PROXY CARD SENT TO YOU BY CBBI. REFUSE TO VOTE AT A MEETING FOR WHICH SHAREHOLDERS WILL NOT HAVE HAD ADEQUATE TIME TO RECEIVE AND REVIEW PROXY MATERIALS AND CAST A VOTE, AND AT WHICH AN INCORRECT VERSION OF OUR PROPOSAL WILL BE CONSIDERED. IF YOU HAVE SIGNED ANY PROXY, YOU HAVE THE POWER TO REVOKE ANY SUCH PROXY PRIOR TO THE MAY 28, 2003 SPECIAL MEETING.

        THIS PROXY REVOCATION STATEMENT ONLY RELATES TO THE MAY 28, 2003 SPECIAL MEETING.

        If you have any questions concerning the enclosed proxy revocation statement, please contact our Information Agent, MacKenzie Partners, toll free at (800) 322-2885. We thank you in advance for your support.

Sincerely,
Clint Arnoldus Chairman President and CEO Central Pacific Financial Corp.

THIS PROXY REVOCATION STATEMENT RELATES SOLELY TO THE SOLICITATION OF REVOCATIONS OF PROXIES WITH RESPECT TO THE MAY 28, 2003 SPECIAL MEETING AND IS NEITHER A REQUEST FOR THE TENDER OF SHARES OF CBBI COMMON STOCK NOR AN OFFER OF SHARES OF CPF COMMON STOCK. THE PROPOSED EXCHANGE OFFER WILL BE MADE ONLY BY MEANS OF A PROSPECTUS AND LETTER OF TRANSMITTAL WHICH WILL BE SEPARATELY MAILED TO CBBI SHAREHOLDERS IN THE FUTURE.

 VOTING AT THE MAY 28, 2003 SPECIAL MEETING

Proposal to be Considered

        At the May 28, 2003 special meeting, CBBI is asking you to vote against a proposal to approve our acquisition of at least a majority of the outstanding shares of CBBI common stock pursuant to an exchange offer, the terms of which are set forth in Amendment No. 2 to our registration statement on Form S-4, as filed on May 9, 2003, as the same may be amended.

THIS IS NOT THE PROPOSAL WE WANT YOU TO VOTE ON

        As set forth in our new information statement, we want your vote on a proposal to acquire at least a majority and up to 100% of the outstanding shares of CBBI common stock pursuant to our proposed exchange offer or otherwise. CBBI has unilaterally revised the proposal to be voted on at the May 28, 2003 special meeting and has done so incorrectly. They have narrowed the control share acquisition for which we are seeking your approval. We urge you to boycott the meeting on May 28—don't vote on their inaccurate version of our proposal.

Vote Required

        A quorum will exist at the May 28, 2003 special meeting if holders of a majority of the shares of CBBI common stock outstanding and entitled to vote at the May 28, 2003 special meeting are present in person or by proxy. If a quorum is present, the proposal to be considered will require the affirmative vote of a majority of the votes entitled to vote. Consequently, shares that are not voted in favor of the proposal to be considered will have the same effect as a "NO" vote. Under Hawaii law, however, shares that we beneficially own will not be included in determining whether a majority of the voting power has approved the proposal to be considered. We have acknowledged, for the purposes of a vote on our proposed control share acquisition only, beneficial ownership of 295,587 shares owned by TON Finance over which we currently have voting power pursuant to a voting agreement. In addition, we have released TON Finance, B.V. from all voting obligations under the voting agreement insofar as such obligations relate to proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute.

Method of Counting Votes

        The holders of a majority of the shares of CBBI common stock outstanding and entitled to vote at the May 28, 2003 special meeting must be represented in person or by proxy in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be included for purposes of determining whether a quorum exists. After a quorum is determined to exist at the special meeting, abstentions or broker non-votes with respect to the proposal to be considered will have the same effect as a "no" vote. Broker non-votes occur when brokers do not receive voting instructions from their customers on non-routine matters and consequently have no discretion to vote on those matters.

        WE STRONGLY RECOMMEND THAT YOU DO NOT SEND IN ANY PROXIES FOR THE MAY 28, 2003 SPECIAL MEETING, INCLUDING THE WHITE PROXY CARD YOU RECEIVED FROM CBBI. IF YOU HAVE SIGNED ANY PROXY, YOU HAVE THE POWER TO REVOKE ANY SUCH PROXY PRIOR TO THE MAY 28, 2003 SPECIAL MEETING. SEND A MESSAGE TO YOUR BOARD OF DIRECTORS THAT YOU WOULD LIKE TO BE ABLE TO CONSIDER OUR CONTROL SHARE ACQUISITION PROPOSAL AT THE JUNE 26, 2003 SPECIAL MEETING. LET THEM KNOW THAT YOU WANT TO PARTICIPATE IN A MEETING FOR WHICH ALL SHAREHOLDERS WILL HAVE RECEIVED ALL RELEVANT PROXY MATERIALS SUFFICIENTLY IN ADVANCE OF THE MEETING SO ALL SHAREHOLDERS CAN PARTICIPATE.

 REVOKING YOUR PROXY

DO NOT SEND IN THE WHITE PROXY!

IF YOU HAVE SENT IN THE WHITE PROXY—YOU CAN REVOKE IT.

CBBI has sent out requests for proxies for the May 28, 2003 special meeting. We urge you to boycott the May 28, 2003 special meeting and to revoke any proxy you may already have given CBBI in order to prevent the presence of a quorum for May 28, 2003 special meeting. A quorum must be present in order for shareholders to take action at a meeting. Send the board of directors of CBBI a message that you want to consider our proposed control share acquisition at the June 26, 2003 special meeting. Refuse to vote at a meeting for which shareholders will not have had sufficient time to receive and review proxy materials and cast a vote, and at which an incorrect version of our proposal will be considered.

Do not sign any proxies for the May 28, 2003 special meeting, including the WHITE proxy card sent to you by CBBI. If you have signed any proxy, you have the power to revoke any such proxy prior to the May 28, 2003 special meeting by filing a revocation with CBBI. If you have signed any proxy we urge you to immediately revoke the same by writing a letter to CBBI at:

CB Bancshares, Inc.
c/o Innisfree M&A Incorporated
501 Madison Avenue
20th Floor, New York, New York 10022.

If your stock is in the name of your stock broker, we urge you to immediately notify your broker not to sign any proxy and if a proxy has been signed, to immediately revoke the same.

If your shares are registered in more than one name, the revocation card must be signed by all such persons to ensure that the proxy is properly revoked and will not be used at the May 28, 2003 special meeting.

We have included a "Revocation of Proxy" with this document. Once completed, you can forward this document via facsimile to MacKenzie Partners, Inc. at (212) 929-0308, and we will see that it is forwarded to CBBI.

If you deliver a revocation of a proxy to CBBI, please also send or fax a copy of such notice of revocation to:

Central Pacific Financial Corp.
c/o MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Fax: (212) 929-0308

It is important you inform us if you notified CBBI to revoke your proxy so we can make certain your proxy will not be used at the May 28, 2003 special meeting.

Prevent the presence of a quorum at the May 28, 2003 special meeting. Send CBBI a message that you want to participate in a meeting that all your fellow shareholders will have a meaningful opportunity to participate in as well.

Please read this proxy revocation statement carefully and make certain to follow the suggestions.

As soon as possible, we intend to again communicate with you and would appreciate any comments you care to make on the foregoing.

If you have questions about voting your shares of CBBI or the proposal related to our new offer, please call MacKenzie Partners, Inc., toll free at (800) 322-2885 or collect at (212) 929-5500.

        On May 17, 2003, we sent a letter to the shareholders of CBBI requesting them to boycott and to withhold their votes from the May 28, 2003 special meeting.

        The full text of the CPF letter is as follows:

[CPF LETTERHEAD]

AN IMPORTANT MESSAGE
FROM CENTRAL PACIFIC FINANCIAL CORP. (CPF)

SEND CB BANCSHARES (CBBI) THE MESSAGE THAT YOU WANT TO MAKE YOUR OWN
INVESTMENT DECISIONS!

PLEASE DON'T RETURN ANY PROXY UNTIL YOU RECEIVE
OUR BLUE PROXY CARD FOR THE JUNE 26, 2003 SPECIAL MEETING

May 19, 2003

Dear Fellow CB Bancshares Shareholder:

        On May 9, 2003, CPF announced a new and enhanced offer to merge with CB Bancshares (CBBI), increasing the cash portion of our original proposal. You deserve an opportunity to decide whether to accept CPF's offer of $73.23 per share (based on the May 16 closing price of shares of CPF common stock) for your shares of CB Bancshares stock.

We think our new offer is good for you so we're asking you to do two things:

  1.
  Vote YES at the June 26 shareholder meeting called by your fellow shareholders.

  2.
  Don't vote at all in the May 28 shareholder meeting held by CBBI management.

WHY OUR NEW OFFER IS GOOD FOR YOU

        CPF's new offer maximizes shareholder value with:

  •
  A 50-plus percent premium to the price at which CBBI common stock was trading before we began buying CBBI shares

  •
  A 220 percent increase in dividends per share

  •
  A cash component of $24.50 per share (before the effect of the stock dividend CB Bancshares declared on April 29, 2003; after the effect of the stock dividend, the cash component is $22.27 per share).

  •
  The opportunity to elect as much of your consideration as possible in either cash or CPF common stock, subject to proration.

  •
  Ownership of a stock in a company with a proven track record of creating shareholder value.

And it's an offer that's good for customers, employees, and Hawaii itself—which your own bank's management admitted just a few years ago!

WHY VOTE YES AT THE JUNE 26 MEETING?

        The purpose of the meeting on June 26 is for CBBI shareholders to vote on CPF's proposal to acquire at least a majority and up to 100% of CBBI common stock by means of the proposed exchange offer or otherwise. Approval of this acquisition would remove one important obstacle to CPF's ability to proceed with its proposed exchange offer.

        The meeting will be held on Thursday, June 26 at 11:00 a.m. at the Hilton Hawaiian Village, Honolulu, Hawaii. This is the only meeting with a real proposal before you—and the only meeting called by your fellow shareholders.

WHY WITHHOLD YOUR VOTE FROM THE MAY 28 MEETING?

        Holding a meeting on May 28 simply doesn't allow enough time for you and your fellow shareholders to receive, review, and return proxy materials related to CPF's proposed acquisition of CBBI common stock.

  •
  Many shareholders may not be able to vote at all—if you have received the means to vote, don't.

  •
  You—and you alone, the owners of CBBI—have the right to determine if our offer is in your best interests.

  •
  Protect your rights by boycotting the May 28 meeting and voting at the June 26 meeting.

  •
  CBBI needs to have a certain number of shareholders represented on May 28 to hold their meeting.

  •
  Send them a powerful message by denying them your presence.

        Soon, we will mail proxy materials to you, describing our new offer and what you will be asked to vote upon at the June 26 shareholder meeting.

PLEASE WAIT TO RECEIVE
OUR PROXY MATERIALS AND OUR BLUE PROXY CARD

PLEASE DESTROY ANY PROXY CARDS YOU RECEIVE FOR THE MAY 28 MEETING

VOTE YES AT THE JUNE 26 MEETING TO SEND A MESSAGE TO THE CBBI BOARD THAT YOU WANT THE OPPORTUNITY TO CONSIDER OUR OFFER YOURSELF

        Once you've reviewed our materials for the June 26 meeting, we believe that you, too, will recognize the merits of creating a stronger, locally run, Hawaii-focused bank and will want the opportunity to realize the value of our offer yourself.

        If you have any questions or concerns, we encourage you to call our proxy solicitors, MacKenzie Partners, Inc., toll-free at (800) 322-2885.

Aloha,
/s/ CLINT ARNOLDUS Clint Arnoldus Chairman, President and Chief Executive Officer	/s/ JOSEPH F. BLANCO Joseph F. Blanco Real Estate Developer	/s/ ALICE F. GUILD Alice F. Guild Retired Non-Profit Administrator & Community Volunteer
/s/ DENNIS I. HIROTA, PHD, PE, LPLS Dennis I. Hirota, PhD, PE, LPLS President, Sam O. Hirota, Inc.	/s/ CLAYTON K. HONBO, MD Clayton K. Honbo, MD Retired Physician	/s/ STANLEY W. HONG Stanley W. Hong President, Waste Management of Hawaii, Inc.
/s/ PAUL KOSASA Paul Kosasa President, ABC Stores	/s/ GILBERT J. MATSUMOTO Gilbert J. Matsumoto Certified Public Accountant	/s/ DANIEL M. NAGAMINE Daniel M. Nagamine President, Flamingo Enterprises, Inc.

 THE PROPOSED EXCHANGE OFFER

        The following is a brief summary of the terms and conditions of our proposed exchange offer.

        Pursuant to our proposed exchange offer, we intend to exchange each share of CBBI common stock for $24.50 in cash and 1.7606 shares of our common stock, before reflecting the effect of the 10% stock dividend CBBI recently announced. After adjusting for the announced stock dividend, the consideration is equivalent to $22.27 in cash and 1.6005 shares of our common stock for each CBBI share. Under the terms of the proposed exchange offer, you may elect to receive cash, shares of our common stock or a combination of cash and shares of our common stock in exchange for your shares of CBBI common stock. If you elect to receive the maximum amount of cash or the maximum amount of stock, your election may be subject to proration. Regardless of the type of consideration you elect to receive, the value of the cash, stock, or cash and stock, that you receive will equal the per share consideration, which is determined by adding $22.27 to the product of 1.6005 and the average closing price of our common stock over a 20-day period ending one trading day prior to the close of the proposed exchange offer.

        Consummation of our proposed exchange offer is subject to a number of conditions, some of which may be waived by us, including, but not limited to, the following: the receipt of all applicable regulatory approvals required to consummate our proposed exchange offer, including the expiration or termination of any applicable waiting periods; and the redemption of CBBI's Rights Agreement or the Rights Agreement having been found inapplicable or illegal;

        We believe that the exchange of shares of CBBI common stock for CPF shares of common stock pursuant to the proposed exchange offer will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the transaction so qualifies, holders of shares of CBBI common stock generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their shares of CBBI common stock for CPF common stock in the proposed exchange offer except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of CPF common stock. However, with respect to the cash portion of the proposed exchange offer (including any cash received in lieu of fractional shares), CBBI shareholders generally will recognize gain in an amount equal to the lesser of the total amount of cash received or the amount of gain realized on the exchange. Any gain recognized may be treated as a dividend or capital gain, depending on your circumstances. The treatment of the proposed exchange offer as component part of an integrated transaction that qualifies as a reorganization for tax purposes is based in part on certain factual assumptions, but there can be no assurance at the present time that such factual assumptions will in fact be satisfied.

        You are urged to consult your own tax advisor as to the specific tax consequences to you of the proposed exchange offer including the applicable federal, state, local and foreign tax consequences.

RECENT EVENTS

        On May 14, 2003, we filed in the Circuit Court for the State of Hawaii a motion for a temporary restraining order and a preliminary injunction to prevent CBBI from soliciting proxies for the May 28 special meeting and holding a shareholders' meeting on May 28, 2003. We believe that not all shareholders will have sufficient time to review proxy materials and vote at a meeting held as soon as May 28. On May 16, 2003, the court denied our motion for a temporary restraining order to prevent CBBI's solicitation of proxies for the May 28, 2003 meeting and set a hearing for May 22, 2003, to determine whether it would issue a preliminary injunction preventing CBBI from holding the May 28, 2003 special meeting. On May 20, 2003, however, we filed a Notice of Withdrawal and withdrew without prejudice our motion for a preliminary injunction. However, the underlying complaint has not been dismissed and the court has retained jurisdiction over the matter. In addition, we expressly reserve the right to challenge the legality and enforceability of any action taken at the May 28, 2003 special meeting.

        On May 19, 2003, we received a letter from Ms. Ronald K. Migita, Vice Chairman and Chief Executive Officer of CBBI, purporting to deny the validity of the June 26, 2003 meeting. On May 20, 2003, we sent a letter denying the basis for CBBI's claims of invalidity with respect to the June 26, 2003 meeting.

        On May 20, 2003, CBBI filed an answer to our complaint and a cross-complaint against us alleging that our voting agreement with TON Finance, B.V. violates the Hawaii Control Share Acquisition statute and that Hawaii Control Share Acquisition statute sets forth the exclusive means to call a shareholder meeting. We plan to vigorously defend CBBI's cross-complaint to ensure that the rights of CBBI shareholders are protected and to use best efforts to hold the June 26, 2003 special meeting. If the June 26, 2003 special meeting does not occur, we intend to call for a new meeting at a later date so that shareholders can consider our proposed exchange offer.

        We believe that the June 26, 2003 meeting should proceed unless the shareholders who called it rescind their call. First, there is no assurance that a quorum will be present at the May 28, 2003 meeting. We are soliciting shareholders not to attend the May 28, 2003 meeting either in person or by proxy. Second, if a quorum is present for the conduct of business, the outcome of any vote cannot be predicted. Third, we believe that the May 28, 2003 meeting was intended to impede a knowing and intelligent vote by shareholders of CBBI and will in fact deprive the shareholders of a full and fair opportunity to consider the terms of the proposed control share acquisition contained in the May 13, 2003 information statement. Finally, the Hawaii Control Share Acquisitions statute does not preclude more than one meeting to be called to consider a control share acquisition proposal.

INFORMATION ABOUT CBBI

        CBBI is an Hawaii corporation with its principal executive offices located at 201 Merchant Street, Honolulu, Hawaii 96813. The telephone number of CBBI is (808) 535-2500.

        CBBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the Securities and Exchange Commission, or SEC. Reports, proxy statements and other information filed by CBBI may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

INFORMATION ABOUT CPF

        CPF is the bank holding company of Central Pacific Bank, or the Bank. The Bank is a full-service commercial bank that has 24 banking offices and 76 ATMs located throughout the State of Hawaii. The Bank's administrative and main offices are located in Honolulu, and there are 19 other branches on the island of Oahu. In addition, the Bank operates one branch on the island of Maui, one branch on the island of Kauai and two branches on the island of Hawaii. Through its network of banking offices, the Bank emphasizes personalized services and offers full range of banking services to small and medium-sized businesses, professionals and individuals in Hawaii.

        CPF's principal executive offices are located at 220 South King Street, Honolulu, Hawaii 96813 and its telephone number is (808) 544-0500.

        We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, must file reports and other information with the SEC. Reports, proxy statements and other information filed by CPF may be obtained for free on the SEC website at http://www.sec.gov and directly from the SEC, upon payment of the SEC customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the SEC at the address set forth immediately above.

OTHER INFORMATION

        Certain directors and executive officers and other representatives of CPF who may also assist MacKenzie Partners in soliciting the revocation of proxies are listed on the attached Schedule I. Schedule II sets forth certain information, as made available in public documents, regarding CBBI shares held by CBBI's principal shareholders and its management.

        This proxy revocation statement is neither a request for the tender or exchange of CBBI shares nor an offer with respect thereto. Our proposed exchange offer will be made only by means of the proposed exchange offer, as filed with the SEC.

SCHEDULE I

INFORMATION CONCERNING PERSONS WHO MAY SOLICIT THE REVOCATION OF PROXIES

        The following tables set forth (i) the name of each director and executive officer of CPF and (ii) other representatives who may also assist MacKenzie Partners in soliciting the revocation of proxies from CBBI shareholders. Unless otherwise noted, each person's business address is 220 South King Street, Honolulu, Hawaii 96813. None of the executive officers or directors of CPF will receive compensation for soliciting the revocation of proxies other than their ordinary compensation as an executive officer or director, as the case may be.

Name	Business Address	Principal Occupation for the Past Five Years	Age
Clint Arnoldus	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Chairman, President and Chief Executive Officer of CPF (2002 - present); President and Chief Operating Officer of Central Pacific Bank (2002 - present); Chairman, President and Chief Executive Officer, Community Bank (1998 - 2001); Chairman, President and Chief Executive Officer, The Bank of New Mexico (1996 - 1998)	55
Neal K. Kanda	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President and Treasurer of CPF (1991 - 2001, 2003); Vice President, Secretary and Treasurer of CPF (2002); Executive Vice President and Chief Financial Officer of Central Pacific Bank (2002 - present); Executive Vice President of Central Pacific Bank (1996 - 2001)	54
Glenn K.C. Ching	Central Pacific Financial Corp 220 S. King Street Honolulu, HI 96813	Vice President and Secretary of CPF (2003); General Counsel of Central Pacific Bank (2002 - present); Associate Counsel and Compliance Officer , Finance Factors Ltd. (1999 - 2002); Partner, Ashford & Wriston, Law Corporation (1998 - 1999)	44
Sherri Y. Yim	Central Pacific Financial Corp. 220 S. King Street Honolulu, HI 96813	Vice President, Assistant Treasurer and Assistant Secretary of CPF (2003); Senior Vice President and Controller of Central Pacific Bank (2001 - present); Vice President and Controller of Central Pacific Bank (1995 - 2001)	38
Joseph F. Blanco	P. O. Box 61235 Honolulu, HI 96839-1235	Director of CPF; Real Estate Consultant (2003 - present): Executive Assistant to the Governor and Special Advisor for Technology Development, State of Hawaii (2000 - 2002); Executive Assistant to the Governor, State of Hawaii (1994 - 1999)	49
Alice F. Guild	210 Keeaumoku Street Honolulu, HI 96822	Director of CPF; Retired; Executive Director, The Friends of Iolani Palace (1998 - 2002)	68

I-1

Dennis I. Hirota , Ph.D.	Sam O. Hirota, Inc. 864 S. Beretania Street Honolulu, HI 96822	Director of CPF; President, Sam O. Hirota, Inc. Engineering and Surveying (1986 - present); Registered Professional Engineer and Licensed Professional Land Surveyor	62
Clayton K. Honbo, M.D.	3109 Huelani Place Honolulu, HI 96822	Director of CPF; Retired; Doctor of Obstetrics and Gynecology, Clayton K. Honbo, M.D., Inc. (1977 - 1999)	65
Stanley W. Hong	Waste Management of Hawaii,Inc. 7 Waterfront Plaza, Suite 400 Honolulu, HI 96813	Director of CPF; President, Waste Management of Hawaii, Inc. (2002 - present); Trustee, King Lunalilo Trust Estate (2001 - present); President and Chief Executive Officer, The Chamber of Commerce of Hawaii (1996 - 2001); Attorney-at-Law	66
Paul J. Kosasa	MNS, Ltd., dba ABC Stores 766 Pohukaina Street Honolulu, HI 96813	Director of CPF; President and Chief Executive Officer of MNS, Ltd., dba ABC Stores (1999 - present); Executive Vice President and District Manager of MNS Ltd., dba ABC Stores (1997 - 1998)	45
Gilbert J. Matsumoto	The Matsumoto Group 1060 Young Street Suite 301 Honolulu, HI 96814	Director of CPF; Certified Public Accountant; Principal-President, The Matsumoto Group, Certified Public Accountants (1979 - present)	59
Daniel M. Nagamine	Flamingo Enterprises, Inc. 871 Kapiolani Blvd. Suite #6 Honolulu, HI 96813	Director of CPF; President, Flamingo Enterprises, Inc. (1985 - present); General Partner, Flamingo Pearl City, a limited partnership (1998 - present); Certified Public Accountant (Inactive)	61

OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT THE REVOCATION OF PROXIES

        Although Bear Stearns does not admit that it or any of its directors, officers, employees or affiliates are a "participant" as defined in Schedule 14A promulgated by the SEC under the Exchange Act, or that Schedule 14A requires that disclosure of certain information concerning them, employees of Bear Stearns may communicate with CBBI's shareholders in a manner that could involve or be deemed to be assisting CPF in soliciting the revocation of proxies from CBBI's shareholders.

I-2

SCHEDULE II

SHARES OF CBBI COMMON STOCK OWNED BY CPF, ITS DIRECTORS AND EXECUTIVE OFFICERS, AND BY OTHERS WHO MAY SOLICIT THE REVOCATION OF PROXIES

        On the date hereof, CPF beneficially owns for its own account 88,741 shares of CBBI common stock. In addition, officers and directors of CPF own 1,437 shares of CBBI common stock. To the best of our knowledge, no other officers or directors own shares of CBBI common stock or have interests in CBBI.

        The table below sets forth the shares of CBBI common stock purchased by CPF since                , 2003.

Date of Transaction	Number of Shares Purchased	Price Per Share	Party Purchasing	How Transaction Was Effected
2/26/03	700	43.21	CPF	Broker
2/27/03	24,100	44.74	CPF	Broker
03/03/03	12,800	45.97	CPF	Broker
03/04/03	2,500	45.74	CPF	Broker
03/05/03	8,500	45.64	CPF	Broker
03/06/03	1,964	45.60	CPF	Broker
03/07/03	1,244	45.94	CPF	Broker
03/10/03	10,139	45.81	CPF	Broker
03/11/03	8,970	45.99	CPF	Broker
03/12/03	17,424	45.42	CPF	Broker
03/13/03	400	46.00	CPF	Broker

        Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its brokerage business Bear Stearns trades securities of CBBI and has engaged in numerous transactions for its own account and for the accounts of its customers during the past two years. The total number of such transactions during this period was approximately            . Accordingly, it is impracticable to list each such transaction. As of May     , 2003, Bear Stearns and its affiliates were the holders of record of            shares of CBBI common stock, of which            shares of CBBI common stock were held for its own account and            shares of CBBI common stock were held for customer accounts.

        Except as disclosed above and in this proxy revocation statement, neither CPF, its directors, its executive officers nor any of the other persons named in Schedule I above, (i) is the beneficial or record owner of any securities of CBBI or (ii) has purchased or sold any securities of CBBI within the past two years, borrowed any funds for the purpose of acquiring or holding any securities of CBBI, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any securities of CBBI.

        On April 16, 2003, we entered into a voting agreement with TON Finance, B.V., or TON, pursuant to which TON agreed to vote 295,587 shares of its CBBI common stock in favor of the CBBI merger, and other proposals having the intended effect of facilitating such transaction, at any CBBI shareholders' meeting considering or in connection with the solicitation of consents from CBBI shareholders for approval of such transaction. Such shares, when added to the shares we own, represent slightly less than 9.9% of CBBI's outstanding shares. TON has agreed to vote the remaining 52,677 of its CBBI shares in favor of the CBBI merger only after any required shareholder approval under the Hawaii Control Share Acquisitions statute, but until such time, TON retains the right to vote these shares in its discretion. On April 25, 2003, we filed a Schedule 13D, as amended on May 5, 2003, and May 20, 2003, which describes the voting agreement. CPF has acknowledged, for the purposes of a vote on its proposed control share acquisition, beneficial ownership of 295,587 shares owned by TON over

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which it currently has voting power pursuant to a voting agreement. In addition, CPF has released TON from all voting obligations under the voting agreement insofar as such obligations relate to any proposed control share acquisitions pursuant to the Hawaii Control Share Acquisitions statute.

        Except as disclosed above, there have not been any transactions between CBBI and CPF or any of the other persons named in Schedule I above since the beginning of CBBI's last fiscal year and, other than the proposed acquisition of CBBI described in this document, none of CPF or any of such other persons, or any associate of the foregoing persons or any other person who may be deemed a "participant" in this proxy revocation solicitation has any arrangement or understanding with any person with respect to any future employment by CBBI or its affiliates, or with respect to any future transactions to which CBBI or its affiliates will or may be a party.

II-2

SCHEDULE III

BENEFICIAL OWNERSHIP OF SHARES OF CBBI COMMON STOCK

        Set forth below is information regarding shares of CBBI common stock owned by (i) those persons owning more than 5% of the outstanding shares of CBBI common stock, (ii) directors and executive officers of CBBI and (iii) directors and executive officers as a group. Such information regarding greater than 5% holders is derived from CBBI's Definitive Proxy Statement for its 2003 Annual Meeting and subsequent filings on Schedule 13D and Schedule 13G, as described in the footnotes below. Such information regarding directors and executive officers is derived from CBBI's Definitive Proxy Statement filed on May 19, 2003. All percentages regarding greater than 5% holders are based on the information in CBBI's Definitive Proxy Statement filed with the SEC on March 12, 2003 for its 2003 Annual Meeting ("2003 Annual Meeting Proxy Statement"), which reflects that, as of March 4, 2003, there were 3,902,309 shares of CBBI common stock outstanding. All percentages regarding directors and executive officers are derived from CBBI's Definitive Proxy Statement filed on May 19, 2003, which reflects that, as of May 5, 2003, there were 3,919,388 shares of CBBI common stock outstanding.

Security Ownership of Certain Beneficial Owners (2)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
TON Finance, B.V. De Ruyterkade 120 1011 AB Amsterdam, Netherlands	348,265 shares	8.92%
CB Bancshares, Inc. Employee Stock Ownership Plan (1) Pacific Century Trust, Trustee Financial Plaza of the Pacific 111 South King Street Honolulu, Hawaii 96813	265,535 shares	6.80%
Banc Fund IV, V and VI L.P. 208 S. LaSalle St. Chicago, Illinois 60604	195,502 shares	5.01%

(1)
As reported in the 2003 Annual Meeting Proxy Statement, participants in the ESOP are entitled to direct the ESOP Trustee how to vote shares which have been allocated to their respective accounts. In the absence of such direction, such shares will be voted by the Retirement Benefits Committee. The Trustee has sole investment power.

(2)
Each beneficial owner listed in the table certified in its Schedule 13D or Schedule 13G that, to the best of its knowledge and belief, the CBBI Common Stock beneficially owned by it was acquired in the ordinary course of business and not for the purpose of changing or influencing control of CBBI.

Security Ownership of CB Bancshares Management

        The information in the following table is derived from the Definitive Proxy Statement filed by CB Bancshares on May 19, 2003, and shows the ownership of shares of CBBI common stock for the directors and executive officers of CBBI. Unless otherwise indicated in a footnote, sole voting and

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investment power in the shares owned are held either by the named individual alone or by the named individual and his or her spouse.

Name of Directors and Executive Officers	Common Stock Beneficially Owned(1)		Percent of Class(1)
DIRECTORS
ANDRES, DONALD J.	11,386	(7)	*
MIGITA, RONALD K.	50,976	(8)	1.29%
SAY, CALVIN K. Y.	5,730	(2)	*
YOSHIMURA, DWIGHT L.	5,730	(2)	*
MATSUMOTO, COLBERT M.	28,455	(2)(3)(4)(14)	*
TOKIOKA, LIONEL Y.	40,639	(3)(5)(14)	1.04%
YAMASATO, MAURICE H.	5,924	(6)	*
FUCHU, TOMIO	5,730	(2)	*
KURISU, DUANE K.	6,940	(2)	*
SAYAMA, MIKE K.	5,730	(9)	*
EXECUTIVE OFFICERS [NOT DIRECTORS]
LIM, RICHARD C.	32,199	(10)	*
HIRATA, DEAN K.	10,029	(11)	*
TAKEI, JASEN H.	26,539	(12)	*
KUNIMOTO, WARREN Y.	21,239	(13)	*
WELD, DOUGLAS	—		—
Directors and Executive Officers as a group (15 persons)	236,171		5.87%
(1)
Percentage of Ownership is based on 3,919,388 shares of common stock outstanding as of May 1, 2003. Beneficial Ownership is determined in accordance with Rule 13d-3 of the Exchange Act.

(2)
These shares include 5,730 shares held under exercisable options.

(3)
Includes 19,714 shares of CBBI common stock owned by Island Insurance Co., Ltd. Colbert M. Matsumoto and Lionel Y. Tokioka, directors of CBBI, are also directors of Island Insurance Co., Ltd; as such, they may be deemed to share voting and dispositive power with respect to those 19,714 shares. Messrs. Matsumoto and Tokioka disclaim beneficial ownership of those 19,714 shares.

(4)
Includes 425 shares owned by Island Holdings, Inc. Profit Sharing 401(k) Plan. Colbert M. Matsumoto is a member of the Administrative Committee of Island Holdings, Inc. Profit Sharing 401(k) Plan; as such, he may be deemed to share voting and dispositive power with respect to those 425 shares. Mr. Matsumoto disclaims beneficial ownership of those 425 shares.

(5)
Of the 40,639 shares beneficially owned by Lionel Y. Tokioka, 5,730 shares are held under exercisable options. Not included in the 39,278 shares owned by Mr. Tokioka are 1,060 shares owned by Thym, Inc., a related corporation, and 1,492 shares owned by his spouse, as to which he disclaims any beneficial ownership.

(6)
Of the 5,924 shares beneficially owned by Maurice H. Yamasato, 3,310 shares are held under exercisable options.

(7)
Of the 11,386 shares beneficially owned by Donald J. Andres, 2,026 shares are owned jointly with his former spouse as to which he shares voting and investment power, 1,210 shares are owned by Mr. Andres, 2,420 shares are owned by a family limited partnership, as to which he exercises sole voting and investment power, and 5,730 shares are held under exercisable options.

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(8)
Of 50,976 shares beneficially owned by Ronald K. Migita, 19,575 shares are held by a trust with Mr. Migita and his spouse as co-trustees, as to which he shares voting and investment power, 2,966 shares are owned by Mr. Migita and 27,401 shares are held under exercisable options. Of the 2,966 shares owned by Mr. Migita, 1,034 shares are allocated to his account in the ESOP, the voting of which shares he is entitled to direct.

(9)
Of the 5,730 shares beneficially owned by Mike K. Sayama, 5,565 shares are held under exercisable options.

(10)
Mr. Lim beneficially owned 32,199 shares, which included 1,513 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 16,862 shares held under exercisable options.

(11)
Mr. Hirata beneficially owned 10,029 shares, which included 477 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 5,702 shares held under exercisable options.

(12)
Mr. Takei beneficially owned 26,539 shares, which included 1,004 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 15,903 shares held under exercisable options.

(13)
Mr. Kunimoto beneficially owned 21,239 shares, which included 878 shares allocated to his account in the ESOP, the voting of which shares he is entitled to direct. These shares include 12,784 shares held under exercisable options.

(14)
Includes 1,361 shares owned by National Mortgage & Finance Co., Ltd. Colbert M. Matsumoto and Lionel Y. Tokioka, directors of CBBI, are also directors of National Mortgage & Finance Co.; as such, they may be deemed to share voting and dispositive power with respect to those 1,361 shares. Messrs. Matsumoto and Tokioka disclaim beneficial ownership of those shares.

*
Less than 1%.

        Except as otherwise noted, the information concerning CBBI in this proxy revocation statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. CPF disclaims any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by CBBI or any other third party to disclose events that many have occurred any may affect the significance or accuracy of any such information but which are unknown to CPF.

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REVOCATION OF PROXY

        I/we,                        , the undersigned holder of                        shares of common voting stock of CB Bancshares, Inc. (the "Corporation") entitled to vote at the Special Meeting of Shareholders of the Corporation scheduled to be held on May 28, 2003 (and any adjournments thereof) (the "Special Meeting"), do hereby revoke any proxy(ies) previously given by me/us for said Special Meeting. In revoking such proxy(ies) I/we hereby withdraw from any participation or presence at the Special Meeting for all purposes, including without limitation, for the purposes of determining a quorum.

        This revocation shall be presented to the Corporation, at: CB Bancshares, Inc., c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 and the duplicate copy of this revocation shall be delivered by Certified Mail, Return Receipt Requested, to Colbert M. Matsumoto, Mike K. Sayama and Maurice H. Yamasato, CB Bancshares, Inc. 201 Merchant Street Honolulu, Hawaii 96813, the persons named by me as my proxy in the revoked proxy.

Dated:	, 2003
Signature
Signature (if jointly held)

NOTE: Please sign your name exactly as it appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If signing on behalf of a corporation, please sign in full corporate name by the president or other authorized officer(s). If signing on behalf of a partnership, please sign in full partnership name by authorized person(s).

[CPF LETTERHEAD]

REVOCATION OF PROXY INSTRUCTIONS

        May 22, 2003

Dear CB Bancshares Shareholder:

        We are asking you not to vote the white proxy card mailed by CB Bancshares for the May 28, 2003 special meeting of shareholders. Please see the enclosed proxy materials for more information. IF YOU SENT THE WHITE PROXY CARD—YOU CAN REVOKE IT.

IF YOU HOLD YOUR SHARES IN CERTIFICATE FORM:

  •
  Please sign and date the enclosed GOLD revocation of proxy card.

  •
  Due to time constraints we request you return the GOLD revocation of proxy card by fax. The return fax number is (808) 544-0574 OR (212) 929-0308.

  •
  Or you may return the card to any Central Pacific branch and the resident Ambassador will gladly assist you and accept your GOLD revocation of proxy card.

IF YOU HOLD YOUR SHARES IN A BANK OR BROKERAGE ACCOUNT:

  •
  Please sign and date the enclosed GOLD revocation of proxy card.

  •
  The return fax number is (808) 544-0574 or (631) 254-7622.

  •
  Or you may request the card be faxed on your behalf at any branch of Central Pacific. As always, the resident Ambassador will gladly assist you.

        You may return the GOLD revocation of proxy card by mail in the enclosed return envelope. However, if your GOLD revocation of proxy card is not received before the meeting then your previous vote would stand. For this reason we are requesting all GOLD revocation of proxy cards be returned by fax. The deadline to send in your revocations by fax is 5:00 p.m. (Hawaii time) on Tuesday, May 27, 2003.

        Questions and comments can be directed to the resident Ambassador at any Central Pacific branch or you may contact our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Alohas
Central Pacific Financial Corp.

QuickLinks

VOTING AT THE MAY 28, 2003 SPECIAL MEETING
REVOKING YOUR PROXY
THE PROPOSED EXCHANGE OFFER
RECENT EVENTS
INFORMATION ABOUT CBBI
INFORMATION ABOUT CPF
OTHER INFORMATION
SCHEDULE I INFORMATION CONCERNING PERSONS WHO MAY SOLICIT THE REVOCATION OF PROXIES
OTHER REPRESENTATIVES OF CPF WHO MAY ALSO SOLICIT THE REVOCATION OF PROXIES
SCHEDULE II SHARES OF CBBI COMMON STOCK OWNED BY CPF, ITS DIRECTORS AND EXECUTIVE OFFICERS, AND BY OTHERS WHO MAY SOLICIT THE REVOCATION OF PROXIES
SCHEDULE III BENEFICIAL OWNERSHIP OF SHARES OF CBBI COMMON STOCK
Security Ownership of Certain Beneficial Owners (2)
Security Ownership of CB Bancshares Management
REVOCATION OF PROXY INSTRUCTIONS